UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D*

(Amendment No.     )

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

eDiets.com, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

280597105

(CUSIP Number)

Gregg S. Lerner, Esq.

Friedman Kaplan Seiler & Adelman, LLP

1633 Broadway, 46th Floor

New York, NY 10019-6708

(212) 833-1110

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2006

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D

CUSIP No. 280597105		Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

David R. Humble
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY	☐

4	SOURCE OF FUNDS (See Instructions)

PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

251,772[1]
8 SHARED VOTING POWER

4,547,200[1]
9 SOLE DISPOSITIVE POWER

511,836[1]
10 SHARED DISPOSITIVE POWER

4,287,136[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,798,972[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.1%[3]
14	TYPE OF REPORTING PERSON*

IN

[1]	See Item 5.
[2]	Consists of 4,547,200 shares held directly and 251,772 shares issuable upon exercise of stock options that are currently exercisable or become exercisable within sixty (60) days.
[3]	Based upon 23,674,325 shares of common stock outstanding plus the Reporting Person’s stock options for 251,772 shares that are currently exercisable or become exercisable within sixty (60) days.

Page 2 of 7 Pages

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, $0.001 par value per share (the “Shares”), of eDiets.com, Inc., a Delaware corporation (the “Issuer”), with principal executive offices at 3801 W. Hillsboro Boulevard, Deerfield Beach, FL 33442.

Item 2. Identity and Background

The name of the person filing this statement is David R. Humble (the “Reporting Person”). His business address is 3801 W. Hillsboro Boulevard, Deerfield Beach, FL 33442. The Reporting Person is Chairman of the Board of the Issuer and is a private investor. During the past five years, the Reporting Person has not been convicted in a criminal proceeding. During the past five years, the Reporting Person has not been a party to any proceeding as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Person is a United States citizen.

The Reporting Person previously reported his beneficial ownership of Shares on Schedule 13G (including three amendments thereto), pursuant to Rule 13d-1(d). The Reporting Person is now filing this Schedule 13D because as a result of the transaction described in Item 4 below he may be deemed to have formed a “group” with Prides Capital Fund I, L.P. (“Prides”), and to have acquired beneficial ownership, for purposes of Section 13(d) of the Act, of the Shares beneficially owned by Prides. The Reporting Person expressly disclaims beneficial ownership of the Shares owned by Prides. The Reporting Person and the controlling persons of Prides are making separate Schedule 13D filings.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person was the sole stockholder of a corporation which was acquired by the Issuer in November 1999 through the merger of a wholly-owned subsidiary of the Issuer with and into such corporation (the “Merger”). The Reporting Person acquired all of his Shares in such Merger, except for (a) 100,000 Shares which he acquired pursuant to a November 2004 exercise (at $2 per Share) of stock options which had been granted to him by the Issuer and (b) the other stock options he still holds which were granted to him by the Issuer during the period from November 1999 until December 2005 while he served as Chief Executive Officer of the Issuer.

Item 4. Purpose of Transaction

Upon completion of the Merger, the Reporting Person owned approximately 62% of the then outstanding Shares, and was Chairman of the Board and Chief Executive Officer of the Issuer; accordingly he may be deemed to have controlled the Issuer. He ceased to be Chief Executive Officer of the Issuer in December 2005 and continues to be Chairman of the Board of the Issuer. Prior to the hereinafter described transaction he owned approximately 34% of the outstanding Shares.

Page 3 of 7 Pages

On May 15, 2006, the Reporting Person entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Prides pursuant to which, on that date, the Reporting Person sold 2,712,864 Shares to Prides at a purchase price of $5.05 per Share and agreed to sell an additional 4,287,136 Shares (the “Subsequent Shares”) to Prides if (and promptly after) the Issuer’s stockholders approve such sale before August 15, 2006 (the “Shareholder Approval;” the Shareholder Approval will also relate to the 297,030 Shares and a related warrant to be purchased by Prides from the Issuer as described below). The purchase price for the Subsequent Shares is $5.05 per Share plus an additional amount per Share (not to exceed $2.45) equal to 80% of the excess over $6.00 of the volume weighted average price of the Shares during the 30 trading days following an announcement or disclosure, if any, during the six months after May 15, 2006 of one of a number of different types of transactions, with such additional amount to be payable upon consummation of such announced or disclosed transaction. Pursuant to the Purchase Agreement, the Reporting Person and Prides also entered into (1) an Escrow Agreement (the “Escrow Agreement”), under which the Reporting Person deposited the Subsequent Shares and Prides deposited $21,650,036.80 (the $5.05 per Share portion of the purchase price for the Subsequent Shares) into escrow and (2) a Voting Agreement (the “Voting Agreement”), pursuant to which, among other things, the Reporting Person agreed to vote his Shares for the Shareholder Approval. The Issuer agreed to use its best efforts to obtain the Shareholder Approval as promptly as practicable. If the Shareholder Approval is not obtained by August 15, 2006, the escrow agent under the Escrow Agreement is required to return the escrowed Shares to the Reporting Person and the escrowed funds to Prides. Under the Purchase Agreement the Reporting Person gave Prides certain rights of first refusal and first offer with respect to the Subsequent Shares if the Shareholder Approval is not obtained by August 15, 2006 and the second closing under the Purchase Agreement therefore does not occur.

In connection with the Purchase Agreement, the Issuer and the Reporting Person entered into a Registration Rights Agreement (the “Registration Rights Agreement”) pursuant to which, among other things, the Issuer agreed to file a resale registration statement for the Reporting Person with respect to the Subsequent Shares if the Shareholder Approval is not obtained by August 15, 2006.

Concurrently with Prides’ transaction with the Reporting Person, Prides entered into a securities purchase agreement with the Issuer pursuant to which Prides (1) purchased 1,683,168 newly issued Shares at a purchase price of $5.05 per Share and also received a warrant to purchase 1,009,901 Shares at an exercise price of $6.00 per Share (the warrant is exercisable beginning six months after issuance and has a five-year term), and (2) agreed to purchase an additional 297,030 Shares at a purchase price of $5.05 per Share (and receive an additional warrant for 178,218 Shares at an exercise price of $6.00 per Share) upon Shareholder Approval. As required by this securities purchase agreement, the Issuer appointed one individual designated by Prides to the Issuer’s board of directors and another individual designated by Prides as an observer to the Issuer’s board of directors. If the Shareholder Approval is obtained, the observer (or another individual designated by Prides) will also be appointed to the Issuer’s board of directors. The Issuer also entered into a registration rights agreement with Prides, pursuant to which, among other things, the Issuer agreed to register the resale of Pride’s Shares (including the Shares issuable upon exercise of the warrants). Satisfaction of the conditions precedent to the obligations of the parties under this securities purchase agreement was a closing condition under the Purchase Agreement.

Page 4 of 7 Pages

The foregoing descriptions of the Purchase Agreement, Escrow Agreement, Voting Agreement and Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to Purchase Agreement, Escrow Agreement, Voting Agreement and Registration Rights Agreement, which are filed as Exhibits 1, 2, 3 and 4, respectively, to this Schedule 13D, and are incorporated herein by reference.

Except in the transactions pursuant to the Purchase Agreement described above, the Reporting Person does not have any specific plan or proposal to acquire or dispose of Shares. The Reporting Person, however, expects to evaluate on an ongoing basis the Issuer’s financial condition, business, operations and prospects, the market price of the Shares, conditions in the securities markets generally, general economic and industry conditions and other factors. The Reporting Person may purchase additional Shares (including, without limitation, by exercising his stock options) or may sell Shares from time to time in public or private transactions. The Reporting Person continues as Chairman of the Board of the Issuer and may discuss ideas that, if effected, may result in one or more of the following: the acquisition by persons of Shares; an extraordinary corporate transaction involving the Issuer; and/or changes in the board of directors or management of the Issuer. Except to the extent that the foregoing may be deemed a plan or proposal or as described above in this Item 4, the Reporting Person does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Person reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to his investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Person may at any time reconsider and change his plans or proposals relating to the foregoing.

Item 5. Interest in Securities of the Issuer

(a), (b) Based on (i) the Issuer’s Quarterly Report on Form 10-Q filed on May 15, 2006 disclosing the outstanding Shares as of May 2, 2006 and (ii) the additional 1,683,168 newly issued shares purchased by Prides as described in Item 4, there are 23,674,325 Shares issued and outstanding. The Reporting Person beneficially owns a total of 4,798,972 Shares (251,772 of which are pursuant to stock options granted by the Issuer which are currently exercisable or become exercisable within sixty (60) days), representing 20.1% of the sum of the outstanding Shares plus, pursuant to Rule 13d-3(d)(1), the Shares issuable upon exercise of the above-mentioned options. By virtue of the provisions of the Purchase Agreement relating to the Subsequent Shares, the Reporting Person may be deemed to share dispositive power with Prides with respect to the 4,287,136 Subsequent Shares, leaving the Reporting Person with 511,836 Shares (251,772 of which are attributable to the above-mentioned options granted by the Issuer which are currently exercisable or become exercisable within sixty (60) days) over which he has sole dispositive power. By virtue of the Voting Agreement (pursuant to which the Reporting Person has agreed to vote for the Shareholder Approval) the Reporting Person may be deemed to share voting power with Prides with respect to the Reporting Person’s 4,547,200 Shares which

Page 5 of 7 Pages

are subject to the Voting Agreement, leaving the Reporting Persons with 251,772 Shares (receivable upon exercise of the above-mentioned stock options) over which he has sole voting power.

(c) Except for the transactions described in Item 4, the Reporting Persons has not engaged in any transactions involving the Shares in the past 60 days.

(d) and (e). Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except for stock options from the Issuer for a total of 260,634 Shares (251,772 of which are currently exercisable or become exercisable within 60 days) and to the extent disclosed in Item 4 above and/or reflected in the agreements filed as Exhibits 1 through 4 hereto, the Reporting Person is not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be filed as Exhibits

1.	Securities Purchase Agreement dated as of May 15, 2006 by and between the Reporting Person and Prides.

2.	Escrow Agreement dated May 15, 2006 among Prides, the Reporting Person, the Issuer and Edwards Angell Palmer & Dodge LLP, as Escrow Agent.

3.	Voting Agreement, dated as of May 15, 2006, by and between Prides, the Reporting Person and the Issuer.

4.	Registration Rights Agreement dated May 15, 2006 by and between the Issuer and the Reporting Person.

Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 22, 2006

/s/ David R. Humble
David R. Humble

Page 7 of 7 Pages